Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(Dollars in thousands)
Earnings:
Income before cumulative effect of change in accounting principle (a)	$113,920	$119,901	$163,778	$214,575	$164,631
Less:
Equity earnings — Wamsutter	37,997	39,016	40,555	61,690	76,212
Equity earnings — Discovery Producer Services	4,308	5,619	11,880	18,050	28,842

Income before cumulative effect of change in accounting principle and equity earnings	71,615	75,266	111,343	134,835	59,577
Add:
Fixed charges:
Interest accrued	4,176	12,476	8,238	9,833	58,348
Rental expense representative of interest factor	2,067	1,924	2,457	2,522	2,756

Total fixed charges	6,243	14,400	10,695	12,355	61,104
Distributed income of equity-method investees	—	—	1,280	16,400	26,469

Total earnings as adjusted	$77,858	$89,666	$123,318	$163,590	$147,150

Fixed charges	6,243	14,400	10,695	12,355	61,104

Ratio of earnings to fixed charges	12.47	6.23	11.53	13.24	2.41

(a)	Income before cumulative effect of change in accounting principle for the periods presented have been recast to reflect the acquisitions of Four corners, Wamsutter Ownership Interests and our additional 20% interest in Discovery.